Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

April 30, 2024

Dear Shareholder,

You are cordially invited to attend an Annual Meeting of Shareholders (the “Annual Meeting”) of Steakholder Foods Ltd. (“we” or the “Company”), to be held on Thursday, June 6, 2024 at 4:00 p.m. Israel time at our executive offices at 5 David Fikes St., Rehovot, Israel 7632805.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Our Board of Directors (“Board”) recommends a vote FOR all of the proposals listed in the Notice.

We look forward to greeting personally those shareholders who are able to be present at the Annual Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each holder’s bank or broker on behalf of the Bank of New York Mellon, the depositary of the ADSs, and the voting instruction cards will enable them to instruct the Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

Thank you for your cooperation and continued support.

Sincerely,

Yaron Kaiser
Chairman of the Board

Steakholder Foods Ltd.

5 David Fikes St., Rehovot 7632805 Israel | PO Box 4061, Ness Ziona 7414001 Israel

+972 73 332 2853	info@steakholderfoods.com	www.steakholderfoods.com

Steakholder Foods Ltd.

______________________________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
______________________________________________________

TO BE HELD ON JUNE 6, 2024

Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual Meeting”) of Steakholder Foods Ltd. (“we” or the “Company”) will be held on Thursday, June 6, 2024 at 4:00 p.m. Israel time at our executive offices at 5 David Fikes St., Rehovot Israel 7632805. As always, we encourage you to vote your shares prior to the Annual Meeting.

The agenda of the Annual Meeting will be as follows:

1.	to reelect Ms. Sari Singer as a Class II director of the Company;

2.	to approve an increase to our authorized capital; and

3.	to approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors.

In addition to considering and voting on the foregoing proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2023.

We know of no other matters to be submitted at the Annual Meeting other than as specified herein. If any other business is properly brought before the Annual Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The foregoing proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

The approval of each of the items above requires the affirmative vote of a majority of the shares (including those represented by ADSs) present, in person, by proxy or by electronic voting, and voting thereon (disregarding abstentions).

Shareholders and holders of our ADSs of record at the close of business on the record date, April 25, 2024, are entitled to notice of and to vote at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented. Accordingly, if you hold shares (whether registered in your name or in “street name”) you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual Meeting, to revoke the proxy or to vote your ordinary shares in person. If you hold ordinary shares and you wish to attend the Annual Meeting in person, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the Annual Meeting. If you hold ADSs (whether registered in your name or in “street name”) you will receive voting instruction cards from Bank of New York Mellon (which acts as the Depositary for the ADSs) in order to instruct your bank, broker or other nominee on how to vote, and you are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the voting instruction card.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Company’s Shareholder Register, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the joint holder who is named first in the Company’s Shareholder Register, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

We will furnish copies of the proxy statement, the proxy card, the voting instruction card and other documents to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, which may be obtained without charge from the SEC’s website at www.sec.gov, from our website at www.steakholderfoods.com, or by directing the request to our Corporate Secretary. If applicable, valid position statements or a revised agenda will be published by way of issuing a press release or filing a Form 6-K with the SEC.

Yaron Kaiser
Chairman of the Board

Date: April 30, 2024

Steakholder Foods Ltd.

5 David Fikes St., Rehovot 7632805, Israel

 ________________________

PROXY STATEMENT
________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (collectively, the “Shares”) of Steakholder Foods Ltd. at the close of business on April 25, 2024, in connection with the solicitation by our Board of Directors of proxies for use at an Annual General Meeting of the Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Annual Meeting of Shareholders.

The Annual General Meeting of the Shareholders will be held on Thursday, June 6, 2024 at 4:00 p.m. Israel time at our executive offices at 5 David Fikes St., Rehovot Israel 7632805. As always, we encourage you to vote your shares prior to the Annual Meeting.

INTRODUCTION

We are a technology company developing a suite of advanced manufacturing technologies to produce cultured meat products.

Unless indicated otherwise by the context, all references in this Proxy Statement to:

●	the “Company,” “we,” “us,” or “our” are references to Steakholder Foods Ltd. and its subsidiaries;

●	“ADSs” means our American Depositary Shares, each representing 100 ordinary shares;

●	“Articles of Association” refers to our amended and restated articles of association of July 22, 2022;

●	“Companies Law” means the Israeli Companies Law, 5759-1999;

●	“dollars,” “U.S. dollars” or “$” mean United States dollars;

●	“Annual Meeting” means the Annual Meeting of the Shareholders;

●	“Nasdaq” means the Nasdaq Stock Market LLC;

●	“NIS” means New Israeli Shekels, the official currency of the State of Israel;

●	“ordinary shares” means our ordinary shares, no par value; and

●	“SEC” means the United States Securities and Exchange Commission.

On April 25, 2024, the representative exchange rate between the NIS and the dollar, as published by the Bank of Israel, was NIS 3.794 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on the exchange rate, as quoted by the Bank of Israel, as of such date.

PURPOSE OF THE ANNUAL MEETING

It is proposed that the following resolutions be adopted at the Annual Meeting:

1.	to reelect Ms. Sari Singer as a Class II director of the Company;

2.	to approve an increase to our authorized capital; and

3.	to approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

VOTE REQUIRED FOR APPROVAL OF EACH PROPOSAL

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES

General

A form of proxy for use at the Annual Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual Meeting. However, if a shareholder attends the Annual Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Annual Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Annual Meeting, as described above. If a shareholder makes a specification on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor a vote “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the ADSs, the Depositary shall endeavor (to the extent practicable and in accordance with applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from a holder of ADSs on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Shares.

The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares or ADSs.

Shareholder Proposals

Section 66(b) of the Companies Law and the Companies Regulations – Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, as amended, allow shareholders who hold at least 5% of our outstanding voting power to submit a request to include a proposal on the agenda of a general meeting of our shareholders to: (i) add a new candidate for election to our Board or (ii) to remove a currently serving member of our Board. Such request made by an eligible shareholder must be received by us no later than May 7, 2024. To the extent that there are any additional agenda items that the board of directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than May 14, 2024, which will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

If applicable, a revised agenda will be published by way of issuing a press release or furnishing a Form 6-K with the SEC.

The wording of the resolutions to be voted at the Annual Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with the Company Secretary (Tel: +972-73-541-2206).

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

RECORD DATE; QUORUM; VOTING RIGHTS

Only shareholders of record at the close of business on April 25, 2024 will be entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. As of April 25, 2024, we had 273,512,027 issued and outstanding ordinary shares, represented by or representable by 2,735,120 ADSs.

The quorum required at the Annual Meeting consists of at least two shareholders present in person or represented by proxy, within half an hour from the time appointed for holding the meeting, who hold or represent, in the aggregate, at least 25% of our voting rights. If the Annual Meeting is adjourned for lack of a quorum, it will be adjourned to Monday, June 10, 2024, at 4:00 p.m. Israel time, or to a different date, as shall be determined by our Board of Directors in a notice to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the adjourned meeting, any one shareholder, present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To our knowledge, we have no shareholders who own beneficially more than 5% of our ordinary shares as of the date hereof.

The following table lists, as of the date hereof, the number of our ordinary shares beneficially owned by each of our directors and executive officers and our directors and executive officers as a group:

	ADSs Beneficially Owned
Name of Beneficial Owner	Number	Percentage(1)
Directors and executive officers
Arik Kaufman(2)	69,114	2.5%
Moran Attar	-	-
Itamar Atzmony(3)	4,366	*
Yaron Kaiser(4)	72,060	2.6%
David Gerbi(5)	5,666	*
Eli Arad(6)	5,150	*
Sari Singer(7)	5,219	*
All directors and executive officers as a group (7 persons)	161,575	5.7%

*	Represents beneficial ownership of less than one percent (1%).

(1)	Based on 2,735,120 ADSs, representing or able to represent Ordinary Shares, outstanding as of April 25, 2024.

(2)	Consists of 10,791 ADSs, 37,556 ADSs which have vested or are expected to vest within 60 days of the date hereof from employee RSUs for which Messrs. Kaufman and Kaiser hold a power of attorney with regard to their voting rights only, performance share units that may vest into 19,100 ADSs if his associated performance targets are met during 60 days from the date hereof, and options to purchase 1,667 ADSs exercisable within 60 days from the date hereof, with an exercise price of $51.90. These options expire on March 16, 2026.

(3)	Consists of 2,499 ADSs, options to purchase 1,867 ADSs exercisable within 60 days of the date hereof, with an exercise price of NIS 349 ($96), expiring on March 24, 2025, and options to purchase 867 ADSs exercisable within 60 days of the date hereof, with an exercise price of $39.90, expiring on July 23, 2026.

(4)	Consists of 19,937 ADSs based on information provided to us by Mr. Kaiser, options to purchase 1,167 ADSs exercisable within 60 days of the date hereof, with an exercise price of $51.90, expiring on March 16, 2026, 37,556 ADSs which have vested or are expected to vest within 60 days of the date hereof from employee RSUs for which Messrs. Kaufman and Kaiser hold a power of attorney with regard to their voting rights only, and performance share units that may vest into 13,400 Ordinary Shares within 60 days of the date hereof if his associated performance targets are met during such period.

(5)	Consists of 4,357 ADSs and options to purchase 1,309 ADSs within 60 days of the date hereof with an exercise price of $71.60. These options expire on July 20, 2025.

(6)	Consists of 3,841 ADSs and options to purchase 1,309 ADSs within 60 days of the date hereof with an exercise price of $71.60. These options expire on July 20, 2025.

(7)	Consists of 3,910 ADSs and options to purchase 1,309 ADSs within 60 days of the date hereof with an exercise price of $71.60. These options expire on July 20, 2025.

EXECUTIVE MANAGEMENT

Pursuant to our Articles of Association, our board of directors, which is comprised of four (4) members, is classified into three classes of similar size (the “Staggered Board”). The members of each class are elected in different years, so that only approximately one-third of the board is elected in any single year. As indicated below, we currently have two directors in Class I (with a term of office expiring at our annual general meeting of shareholders to be held in 2026), one director in Class II (with a term of office expiring at the Annual Meeting), and one director in Class III (with a term of office expiring at the Company’s annual general meeting of shareholders to be held in 2025).

Directors

The following table and text set forth the name, age and positions of each director currently serving on our board of directors:

Name	Age	Director Class	Position	Term Expiration
Eli Arad	51	Class I	Director	2026 Annual Meeting
David Gerbi	44	Class I	Director	2026 Annual Meeting
Sari Singer	44	Class II	Director	2024 Annual Meeting
Yaron Kaiser	46	Class III	Chairman of the Board of Directors	2025 Annual Meeting

Biographies

Biographies of Class I and III Directors Whose Current Terms Extend Beyond the Annual Meeting

Yaron Kaiser, Chairman of the Board of Directors

Yaron Kaiser has founded various Nasdaq- or TASE-traded foodtech companies, and served as Chairperson of Wilk Technologies Ltd. between January 2021 and December 2023. Mr. Kaiser is a founding partner of the BlueSoundWaves collective since 2021, and practices law in the fields of securities, commercial and corporate law, representing numerous public companies on fundraising, IPOs, M&A, the Israel Securities Authority and corporate governance, most recently at JST & Co., Law Office, between 2010 and May 2021, and since then as a founding partner of Kaufman Kaiser, Law Firm. He holds an LL.B. degree from the College of Management Academic Studies, Israel.

Eli Arad, Director

Eli Arad has served as a director since February 2018. Mr. Arad has been chief executive officer of the real-estate and life science investment company Merchavia Holdings and Investments Ltd (TASE:MRHL) since 2011. Mr. Arad has served as a director of Cleveland Diagnostics, Inc., a clinical-stage biotechnology company developing technology to improve cancer diagnostics since 2016, E.N. Shoham Business Ltd. (TASE:SHOM) since 2019, and a number of privately-held companies (Veoli Ltd., Train Pain Ltd., EFA Ltd., Nervio Ltd. and Cardiosert Ltd.). He has had leadership roles in many biomedical startup companies, and has extensive experience in all areas of financial management. Mr. Arad is a certified practicing accountant who holds a diploma in Accounting from Ramat Gan College and an Executive B.A. (Hons.) in Business Administration from the Ruppin Academic Center.

David Gerbi, Director

David Gerbi has served as a director since August 2019. Mr. Gerbi is managing partner of accounting firm Gerbi & Co., and serves as Chief Financial Officer of Israir Group Ltd. (TASE:ISRG) since 2017, Erech Finance Cahalacha Ltd. (TASE:EFNC) since 2019, Nur Ink Innovations Ltd. (TASE:NURI) since June 2021 and Bee-io Honey Ltd. (TASE:BHNY) since November 2021. Mr. Gerbi holds a B.A. in Business Administration and Accounting from the Israeli College of Management Academic Studies and an M.B.A. in Finance from Tel Aviv University.

Executive Officers

The following table provides information regarding our executive officers as of the date of this Proxy Statement:

Name	Age	Position
Arik Kaufman	42	Chief Executive Officer
Moran Attar	41	Vice President of Finance
Itamar Atzmony	37	Chief Engineering Officer

Arik Kaufman, Chief Executive Officer

Arik Kaufman has served as our Chief Executive Officer since January 2022. He has founded various Nasdaq- and TASE-traded foodtech companies, and is a founding partner of the BlueSoundWaves collective, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which recently partnered with Steakholder Foods to assist in attempting to accelerate the Company’s growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech law, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, M&A transactions and licensing agreements. He holds a B.A. degree in Law from Reichman University (formerly the Interdisciplinary Center Hertzliya).

Moran Attar, Vice President of Finance

Moran Attar has served as our Vice President of Finance since May 2023. She has more than 16 years of experience as a financial advisor and accountant for companies in the pharmaceutical, retail, high-tech and foodtech industries, including nine years as a CFO of public companies traded on the Nasdaq, London and Tel Aviv Stock Exchanges. She was CFO at BGI Investments Ltd. (now Israir Group Ltd.) between 2015 and 2019, at BSD Crown, the parent company of G Willi-Food International Ltd. between 2015 and 2019, and at Univo Pharmaceuticals Ltd. between 2019 and 2022. Previously, she served as an executive consultant at EY Israel, a member firm of Ernst & Young, between 2007 and 2013. She holds a B.A. in Accounting & Economics from Ben-Gurion University of the Negev, and an M.A. in Accounting from Bar-Ilan University.

Itamar Atzmony, Chief Engineering Officer

Itamar Atzmony has served as our Chief Engineering Officer since September 2023, having previously served as our Vice President of Engineering since April 2022 and Team Leader since May 2021, after joining us as a mechanical engineer in May 2020. A highly accomplished Chief Engineering Officer with a strong background in 3D printing, robotics, and automation, Itamar previously served as a mechanical engineer at Highcon Systems Ltd. from February 2019 to February 2020, at Polygon T.R. Ltd. from December 2017 to February 2019, and at Nano Dimension Ltd. from June 2016 to November 2017, in which positions he made significant contributions to his field. He holds a B.Sc. degree in Mechanical Engineering from Afeka College of Engineering.

Compensation of Executive Officers

For information concerning the compensation earned during 2023 by our five most highly-compensated executive officers, including base salary, bonuses and equity-based compensation, please see “Item 6.B. Directors, Senior Management and Employees—Compensation—Individual Compensation of Office Holders” of our Annual Report on Form 20-F, filed on April 30, 2024.

Board Diversity Matrix (as of December 31, 2023)

Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	2

ITEM 1

RE-ELECTION OF CLASS II DIRECTOR

Background

In accordance with our Staggered Board, at each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

We are presenting one (1) nominee for election as director at the Annual Meeting, who is a current member of our Board of Directors. If re-elected, the nominee (i) will hold office until the annual general meeting of the shareholders to be convened in 2027, unless her office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law and (ii) will be entitled to receive the compensation paid to all of our directors, other than the Chair.

Subject to the election of the proposed nominee in this Item 1, the size of our Board of Directors will be four (4) directors, of whom Eli Arad, David Gerbi and Sari Singer qualify as independent directors under the corporate governance standards of the Nasdaq rules and the independence requirements of Rule 10A-3 promulgated under the Exchange Act.

In accordance with the Companies Law, the nominee has certified to us that she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill her duties as a director of the Company, taking into account the size and special needs of the Company.

During 2023, the nominee attended 100% of our Board and Board committee meetings, as applicable.

Our Board approved the re-election of the nominee at the Annual Meeting as a Class II director for a term to expire at the 2027 annual general meeting of our shareholders, and until her successor has been duly elected and qualified, or until her office has been vacated in accordance with our Articles of Association or the Companies Law.

The nominee, her present principal occupation, the year in which she first became a director of the Company and a brief biography are set forth below. For details about beneficial ownership of our Shares held by the nominee, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” Such information is based upon the records of the Company and information furnished to it by the nominee.

For details about compensation paid or payable to these nominees if elected, see below under the caption “Compensation Payable to our Directors,” our Compensation Policy and Item 5 of this Proxy Statement.

Name	Age	Director Since	Position
Sari Singer	44	2021	Director

Sari Singer, Director

Sari Singer has served as a director since March 2021. Ms. Singer has served as General Counsel and Executive Vice President at NewMed Energy LP (formerly Delek Drilling LP), the oil and gas arm of the Delek Group in Israel, and a partner in the Leviathan offshore gas field, as well as other petroleum assets offshore Israel and Cyprus, since 2012, where she has led significant strategic processes, including restructurings and complex financing rounds totaling some $7 billion in various transactions in the international and domestic markets. Ms. Singer holds an LL.B. (cum laude) from Tel Aviv University and has been a member of the Israel Bar since 2007. We believe Ms. Singer is qualified to serve on our Board given her business experience and legal expertise.

The Proposed Resolutions

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that Ms. Sari Singer be reelected, effective immediately, to serve as a Class II member of the Board of the Company until the close of the Company’s annual general meeting of shareholders in 2027, and until her successor is duly elected and qualified, or until her office is vacated in accordance with our Articles of Association or the Companies Law.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

Our Board of Directors recommends a vote FOR the director nominee.

ITEM 2

INCREASE OF AUTHORIZED CAPITAL

Background

The Company’s authorized share capital is currently 1,000,000,000 ordinary shares, with no par value each, currently equivalent to 10,000,000 American Depositary Shares (ADSs). As of April 25, 2024, there were approximately 273.1 million issued ordinary shares and a total of approximately 491.6 million additional ordinary shares underlying options, warrants, RSUs and shares held in abeyance, issued or reserved for future issuance.

The Board believes that the small amount of remaining available share capital does not provide us with sufficient flexibility for our future financial and capital requirements, or for our pursuit of other potential business opportunities. In order to take proper advantage of favorable market conditions or to pursue such other opportunities, our Board recommends that we increase the number of ordinary shares that we are authorized to issue by 4,000,000,000 from 1,000,000,000 ordinary shares to 5,000,000,000 ordinary shares. That increase would be effected via the adoption of an amendment to Article 5(a) of our Articles of Association, which sets forth the Company’s authorized share capital.

In addition to potential issuance in equity financings, acquisitions or other potential transactions, the additional ordinary shares would also be available to us for share dividends or splits should our Board decide that, in light of market conditions then prevailing, such measures would broaden the public ownership of, and enhance the market for, our ordinary shares. The additional shares would generally be available for issuance for these and other purposes at the discretion of our Board without, in most cases, the delays and expenses attendant to obtaining further shareholder approval.

Adoption of such an amendment to our Articles of Association would not have any immediate dilutive effect on the proportionate voting power or other rights of our existing shareholders. Upon issuance, the additional authorized ordinary shares would have rights identical to the currently outstanding ordinary shares. If effected, a share split would reduce our earnings per share, but would not affect the voting or economic rights of our current shareholders, as each shareholder would continue to hold the same percentage interest in the Company.

Although our Board does not consider it to be an antitakeover proposal, if the proposed amendment to our Articles of Association is adopted, that would enable the Board to issue additional ordinary shares in a manner used to discourage hostile takeover attempts of the Company. Among other things, the additional shares could be privately placed, thereby diluting the share ownership of persons seeking to obtain control of the Company, or the Board could (to the extent legally permitted under Israeli law) adopt a shareholders’ rights plan that would provide for the issuance of additional ordinary shares in the event of certain purchases not approved by the Board.

The following is the full text of the proposed amendment to Article 5(a) of our Articles of Association increasing our authorized share capital and the number of ordinary shares that we may issue, as adopted by our Board and recommended for adoption by our shareholders at the Meeting (proposed new text is underlined and text proposed to be deleted is struck-through):

“5(a) The authorized share capital of the Company shall consist of ~~1,000,000,000~~5,000,000,000 Ordinary Shares without par value (the “Shares)”.

We do not currently have any plans, arrangements or understandings, written or oral, to issue any of the ordinary shares that would become available if the proposed amendment to Article 5(a) of our Articles of Association is adopted.

Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that an increase to the authorized share capital of the Company by 4,000,000,000, ordinary shares, with no par value each, such that the Company’s authorized share capital shall be 5,000,000,000 ordinary shares, with no par value each, to be implemented via the adoption of an amendment to Article 5(a) of the Company’s Articles of Association of the Company in the form set forth in the Company’s Notice of 2024 Annual General Meeting of Shareholders, be, and hereby is, approved in all respects.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS

Background

Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, or KPMG, have served as our auditors since 2019.

At the Annual Meeting, our shareholders will be asked to approve the re-appointment of KPMG as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors.

KPMG has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit-related services. Our Audit Committee and Board of Directors believe that the independence of KPMG is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors. At the Annual Meeting, our shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors.

The following table presents the aggregate fees for professional audit services and other services rendered by KPMG in the years indicated.

	Year Ended December 31, (Amounts in thousands)
	2023	2022
Audit fees(1)	$329	$295
Tax fees(2)	24	25
Total	$353	$320

(1)	Audit fees consist of fees billed or expected to be billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
(2)	Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the reappointment of KPMG as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

PRESENTATION OF THE ANNUAL FINANCIAL STATEMENTS

At the Annual Meeting, our audited consolidated financial statements for the fiscal year ended December 31, 2023 and related auditor’s report will be presented for discussion, as required by the Companies Law.

The consolidated financial statements and related auditor’s report as well as our Annual Report may be obtained without charge from the SEC’s website at www.sec.gov or our website at www.steakholderfoods.com, or by directing a request to our corporate secretary. None of the consolidated financial statements, the related auditor’s report, our Annual Report and the contents of our website forms part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

The Board currently knows of no other business to be transacted at the Annual Meeting, other than as set forth in the Notice of Annual Meeting of Shareholders; but, if any other matter is properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Yaron Kaiser
Chairman of the Board

Date: April 30, 2024